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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47904

CM 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Investments, Ltd DBA * John James Futures Group, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive.
(No. and Street)

Williamsville New York 14221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York CPA PC
(Name – *if individual, state last, first, middle name*)

3085 Southwestern Blvd. Orchard Park NY 14127
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne S Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Catherine R. Gilham

Notary Public

CATHERINE R. GILHAM #4953115
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 7/3/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECD S.E.C.
MAR 0 1 2005
1086

JOHN JAMES INVESTMENTS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Independent Auditor's Report

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

We have audited the accompanying consolidated statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John James Investments, Ltd. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Accounting Group of Western New York, CPA, PC
Accounting Group of Western New York, CPA, PC
Orchard Park, New York
February 28, 2005

(716) 675-2277 Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106 Orchard Park, New York 14127

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents:		
Cash in banks	$294	
Cash in money market accounts	44,046	
Accounts receivable:		
Broker-dealer receivable	34,348	
Clearing firm deposits receivable	14,613	
Prepaid income taxes	7,658	
Securities owned:		
Marketable, at market value	20,100	
Not readily marketable, at estimated fair value	1,500	
Loan receivable, not readily marketable	91,067	
		213,626
Land	20,000	
Building improvements	69,846	
Other	7,157	
Vehicles	21,820	
Office equipment and furniture	97,603	
	216,426	
Less accumulated depreciation	118,957	
		97,469
TOTAL ASSETS		$311,095

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable-trade	$14,621	
Payroll taxes payable	7,628	
Commissions payable	1,642	
Deferred income taxes	8,844	
TOTAL LIABILITIES		32,735
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 200 shares authorized, issued, and outstanding	2,000	
Additional paid-in capital	38,357	
Retained earnings	238,003	
TOTAL STOCKHOLDER'S EQUITY		278,360
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$311,095

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions	$205,704	
Commodity revenue	41,434	
Sale of investment company shares	44,756	
Unrealized loss on proprietary securities	(3,090)	
Interest, dividends and capital gains	1,171	

TOTAL REVENUE		289,975

EXPENSES		
Officer salaries and employment costs	68,565	
Commissions and other compensation and benefits	43,636	
Regulatory fees and expenses	6,321	
Occupancy costs	69,192	
Advertising and promotion	1,146	
Communications, telephone and data processing	15,143	
Depreciation	16,608	
Insurance	21,617	
Office supplies and expense	4,111	
Postage and delivery	4,903	
Printing and reproduction	4,466	
Professional fees	10,784	
Repairs, cleaning and maintenance	15,594	
Dues, subscriptions and seminars	2,307	
Utilities	11,587	
Vehicle, travel and entertainment	12,257	

TOTAL EXPENSES		308,237

INCOME (LOSS) BEFORE INCOME TAXES		(18,262)
INCOME TAX (BENEFIT)		(3,370)

NET INCOME (LOSS)		(14,892)
RETAINED EARNINGS, beginning of year		322,895
DIVIDENDS PAID		(70,000)

RETAINED EARNINGS, end of year		$238,003
		==========

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE , December 31, 2003	$2,000	$38,357	322,895	$363,252
NET INCOME			(14,892)	(14,892)
DIVIDENDS PAID			(70,000)	(70,000)
BALANCE , December 31, 2004	$2,000	$38,357	$238,003	$278,360

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($14,892)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation	16,608
Deferred income tax adjustments	(8,527)
Unrealized loss on proprietary investments	3,090
(Increase) decrease in assets:	
Broker-dealer receivable	33,628
Clearing firm deposits receivable	387
Loan receivable, not readily marketable	(9,784)
Prepaid income taxes	(5,214)
Increase (decrease) in liabilities:	
Accounts payable	5,717
Commissions payable	1,041
Payroll taxes payable	6,945
Accrued income taxes	0
Total adjustments	43,891
Net cash provided by operating activities	28,999
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and dispositions of property and equipment, net of accumulated depreciation	(3,552)
Net cash (used in) investing activities	(3,552)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(70,000)
Net cash (used in) financing activities	(70,000)
Net decrease in cash and cash equivalents	(44,553)
CASH AND CASH EQUIVALENTS, beginning of year	88,893
CASH AND CASH EQUIVALENTS, end of year	$44,340

The accompanying notes are an integral part
of these financial statements

1. **Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a New York Corporation that was incorporated in March, 1995.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $1,146 for the year ended December 31, 2004.

2. Summary of Significant Accounting Policies *(continued)*

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged against income; major renewal and betterment's are capitalized. Depreciation and amortization are computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Depreciation is provided using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

8. **Fair Values of Financial Instruments**

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2004, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

9. **Use of Estimates**

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. **Related Party Transactions**

Rent expense to the spouse of the shareholder for office space was $65,000 for the year ended December 31, 2004.

11. **Taxes on Income**

The net deferred tax asset (liability) consisted of the following components as of December 31, 2004:

Deferred tax assets related to:		
	Commissions payable	$351
	Accounts payable	3,126
		3,477
Deferred tax liabilities related to:		
	Property and equipment	(4,979)
	Accounts receivable	(7,342)
	Net deferred tax (liability)	$(8,844)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company reports on the cash basis for income taxes and on the accrual method for financial statement purposes.

The provision for income taxes for the year ended December 31, 2004 consisted of the following:

Current:	Federal provision	$3,333
	State provision	1,824
		5,157

11. Taxes on Income *(continued)*

Current:	Federal benefit	(-0-)
	State benefit	(-0-)
		(-0-)
	Total current expense	5,157
Deferred:	Federal liability	-0-
	State liability	130
		130
Deferred:	Federal benefit	(5,628)
	State benefit	(3,029)
		(8,657)
Total deferred (benefit) expense		(8,527)
Total income tax (benefit) provision		$(3,370)

12. Contingent Liability

The Company is involved in two restitution issues involving a former employee. As of date of this report there has been no formal litigation against the firm and none is expected. Management cannot predict the outcome of these two matters, although the estimated amount of any potential loss should not exceed $9,900 each. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements. Management believes that any loss resulting from this matter, if any, would not have a material effect on the financial position of the Company. Legal fees incurred in 2004 relating to this matter were approximately $2,500.

Supplementary Information

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$278,360
ADD:		
Deferred income taxes payable		8,844
TOTAL ALLOWABLE CAPITAL		287,204
NON ALLOWABLE ASSETS:		
Broker-dealer receivable	3,388	
Securities not readily marketable	1,500	
Prepaid income taxes	7,658	
Furniture, equipment and property, net	97,469	
Loan receivable, not readily marketable	91,067	
		201,082
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		86,122
HAIRCUTS ON SECURITIES		20,392
NET CAPITAL		$65,730

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2004)

NET CAPITAL AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT		$75,578
AUDIT ADJUSTMENTS:		
Deferred income taxes	(8,527)	
Loan receivable, not readily marketable	(9,785)	
Prepaid income taxes	(2,937)	
Property and equipment, net	(1,488)	
Additional haircuts on securities	(219)	
Accounts payable, accrued liabilities, expenses and other	13,108	
		(9,848)
NET CAPITAL		$65,730

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$32,735	
Reserve ratio	6.66%	
MINIMUM NET CAPITAL REQUIRED	2,180	
MINIMUM DOLLAR REQUIREMENT	5,000	
NET CAPITAL REQUIREMENT	$5,000	
EXCESS NET CAPITAL		$60,730
EXCESS NET CAPITAL AT 1000%		$62,457
TOTAL AGGREGATE INDEBTEDNESS		$32,735
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		49.80%

SCHEDULE III

JOHN JAMES INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NOT APPLICABLE - K(2)(ii) EXEMPTION

SCHEDULE IV

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES & OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

NOT APPLICABLE